PEABODY Peabody Plaza 701 Market Street St. Louis, MO 63101-1826 314-342-3400

April 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch, Esq.

Re:	Peabody Energy Corporation

Registration Statement on Form S-3

Filed March 26, 2021

File No. 333-254765 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Peabody Energy Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Friday, April 23, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Please contact Sudhir N. Shenoy (704-331-4970) of Womble Bond Dickinson (US) LLP with any questions you may have regarding this request. In addition, please notify Mr. Shenoy by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ Mark A. Spurbeck
Mark A. Spurbeck
Executive Vice President and Chief Financial Officer
Peabody Energy Corporation

cc:	Scott Jarboe

Peabody Energy Corporation

Sudhir N. Shenoy

Womble Bond Dickinson (US) LLP